SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Tidewater Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

88642R109

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
125 Park Avenue, Suite 1607
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 88642R109	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
124,675

	8	SHARED VOTING POWER
3,267,900

	9	SOLE DISPOSITIVE POWER
124,675

	10	SHARED DISPOSITIVE POWER
3,267,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,392,575

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 88642R109	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,264,900

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,264,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,264,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Schedule 13D
CUSIP No. 88642R109	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,262,075

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,262,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,262,075

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

Schedule 13D
CUSIP No. 88642R109	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Robotti Securities, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,825

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,825

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, BD

Schedule 13D
CUSIP No. 88642R109	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
Suzanne Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
33,500

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
33,500

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 88642R109	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,581,874

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,581,874

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,581,874

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 88642R109	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,599,417

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,599,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,599,417

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 88642R109	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
982,457

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
982,547

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
982,547

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 88642R109	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS
Suzanne and Robert Robotti Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No. 88642R109	Page 11 of 16 Pages

This Statement on Schedule 13D Amendment No. 8 (this "Amendment No. 8") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Amendment No. 8 amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of Common Stock, $0.001 par value per share (the "Common Stock") of Tidewater Inc. (the "Issuer"), filed on October 28, 2019 with the Commission, as amended by Amendment No. 1 thereto, filed with the Commission on February 6, 2020, as amended by Amendment No. 2 thereto, filed with the Commission on June 3, 2020, as amended by Amendment No. 3 thereto, filed with the Commission on March 12, 2021, as amended by Amendment No. 4 thereto, filed with the Commission on May 4, 2021, as amended by Amendment No. 5 thereto, filed with the Commission on December 20, 2021, as amended by Amendment No. 6 thereto, filed with the Commission on August 15, 2022, as amended by Amendment No. 7 thereto, filed with the Commission on November 14, 2022, as specifically set forth herein (as so amended, the "Amended Statement"). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Robotti Securities, LLC ("Robotti Securities"), Suzanne Robotti, Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), Ravenswood Investments III, L.P. ("RI"), and the Suzanne and Robert Robotti Foundation, Inc. ("Robotti Foundation" and together with Robotti, ROBT, Robotti Advisors, Robotti Securities, Suzanne Robotti, RMC, RIC, and RI, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors and Robotti Securities.  Robotti Advisors, a New York limited liability company, is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  Robotti Securities, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (“Exchange Act”).  Suzanne Robotti is a United States citizen and wife of Mr. Robotti.

Mr. Robotti is Managing Director of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

The Robotti Foundation is a nonprofit and nonstock corporation organized pursuant to Section 102 of the General Corporation Law of the State of Delaware and exempt from tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

The address of each of the Reporting Persons is 125 Park Avenue, Suite 1607, New York, NY 10017.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and Robotti Foundation is included in Schedule A hereto, which is incorporated by reference herein.  ROBT is the Manager and sole member of Robotti Advisors and Robotti Securities.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 88642R109	Page 12 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 124,675 shares of Common Stock directly beneficially held by Mr. Robotti is approximately $2,449,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 680,201 shares of Common Stock directly beneficially held by Robotti Advisors (excluding shares beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $12,704,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Robotti Advisors (other than those directly held by RIC and RI and disclosed below) were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 2,825 shares of Common Stock beneficially held by Robotti Securities, LLC is approximately $69,000 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Securities were paid for using its working capital and the personal funds of its discretionary customers.

The aggregate purchase price of the 33,500 shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti is approximately $428,000 (including brokerage fees and expenses). All of the shares of Common directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 1,599,417 shares of Common Stock directly beneficially held by RIC is approximately $28,911,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 982,457 shares of Common Stock directly beneficially held by RI is approximately $19,377,000 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 3,000 shares of Common Stock beneficially held by Robotti Foundation is approximately $48,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of March 7, 2024, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

SCHEDULE 13D
CUSIP No. 88642R109	Page 13 of 16 Pages

Reporting Person(1)	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robert Robotti (2)(3)(4)(6)(7)(8)	3,392,575	124,675	3,267,900	6.49%
Robotti & Company, Incorporated (3)(4)(6)(7)	3,264,900	0	3,264,900	6.25%
Robotti & Company Advisors, LLC (3)(6)(7)	3,262,075	0	3,262,075	6.24%

Robotti Securities, LLC (4)	2,825	0	2,825	**
Suzanne Robotti (5)(8)	36,500	33,500	3,000	**
Ravenswood Management Company, L.L.C. (6)(7)	2,581,874	0	2,581,874	4.94%
The Ravenswood Investment Company, L.P.(6)	1,599,417	0	1,599,417	3.06%
Ravenswood Investments III, L.P.(7)	982,457	0	982,457	1.88%
The Suzanne and Robert Robotti Foundation, Inc. (8)	3,000	0	3,000	**

              *Based on the aggregate of (i) 52,271,097 shares of Common Stock, $0.001 par value per share, outstanding as of February 15, 2024, as disclosed in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 29, 2024.

** Less than 1%

(1)  Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2)  Mr. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 124,675 shares of Common Stock directly beneficially held by him personally.

(3)  Each of Mr. Robotti and ROBT share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of 680,201 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.

(4)  Each of Mr. Robotti and ROBT share with Robotti Securities the power to dispose or direct the disposition, and to vote or direct the vote, of 2,825 shares of Common Stock directly beneficially owned by Robotti Securities.

(5)  Suzanne Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 33,500 shares of Common Stock directly beneficially owned by her.

(6)  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of 1,599,417 shares of Common Stock directly beneficially owned by RIC.

(7)  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of 982,457 shares of Common Stock directly beneficially owned by RI.

(8)  Each of Mr. and Ms. Robotti shares with Robotti Foundation the power to dispose or direct the disposition, and to vote and direct the vote, of 3,000 shares of Common Stock directly beneficially owned by Robotti Foundation.

SCHEDULE 13D
CUSIP No. 88642R109	Page 14 of 16 Pages

(c)  The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page.  Except as noted below, all transactions were made in the open market and do not reflect commissions or other expenses.

Transactions in Shares*
Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/ Sell	Weighted Average Price	Price
Robotti Advisor’s Advisory Clients	03/06/2024	35,870	Sell	$82.04569	$81.98-82.63
Robotti Advisor’s Advisory Clients	03/06/2024	8,630	Sell	$82.1268	$82-82.37

*During such sixty day period, one or more accounts which held a total of 382,084 shares of Common Stock ceased being an advisory client of Robotti Advisors.

(d) Robotti Advisors' advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) Not Applicable

SCHEDULE 13D
CUSIP No. 88642R109	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 7, 2024

/s/ Robert E. Robotti		/s/ Suzanne Robotti
Robert E. Robotti		Suzanne Robotti

Robotti & Company, Incorporated		Suzanne and Robert Robotti Foundation, Inc.

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: Director

Robotti & Company Advisors, LLC		Robotti Securities, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Director

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.L.C., General Partner	By:	Ravenswood Management Company, L.L.C., General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director

SCHEDULE 13D
CUSIP No. 88642R109	Page 16 of 16 Pages

Schedule A
The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Suzanne and Robert Robotti Foundation, Inc.

Name:	Robert E. Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758